EXHIBIT 3


                            NOTICE AND AGREEMENT


     The undersigned, pursuant to Section 7(c) of a Senior Convertible Promissory Note, dated August 21, 1995 (the "Note"), in the aggregate principal amount of $100,000, hereby elects to convert the entire principal amount of the
Note into 100,000 fully paid and nonassessable shares of Common Stock of CompuDyne Corporation, a Nevada corporation ("CompuDyne") (formerly a Pennsylvania corporation), at the conversion rate of $1.00 per share.
CompuDyne hereby agrees that the Conversion Rate of $1.50 per share set forth in the Note is lowered to $1.00 to induce the undersigned to convert the entire principal amount of the Note and in consideration of this conversion. Pursuant to Section 7(a) of the Note, the undersigned shall be entitled to $9,790.53 of accrued and unpaid interest on the Note through the Conversion Date (as defined in the Note). Accompanying this Notice is the Note surrendered to CompuDyne for conversion duly endorsed to Maker. CompuDyne hereby waives the requirement set forth in Section 7(c) of the Note to give at least 30 days' notice to CompuDyne prior to conversion. The stock certificate for 100,000 shares should be issued to the undersigned. The undersigned understands and agrees that the stock certificate for the Shares will bear a legend with respect to the the Shares not having been registered under the Securities Act of 1933, as amended, or any state securities laws and the restrictions on transferability as a result thereof.



                                   /s/ Alan Markowitz


AGREED TO:

COMPUDYNE CORPORATION

By /s/ Martin Roenigk
     Martin Roenigk
     President